REVISED PRELIMINARY CONSENT STATEMENT — SUBJECT TO COMPLETION, DATED
APRIL 18, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Consent Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
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☐	Soliciting Material Pursuant to Section 240.14a-12
CEPHALON, INC.

(Name of Registrant as Specified in Its Charter)
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
J. MICHAEL PEARSON
LAURIE W. LITTLE
SANTO J. COSTA
ABE M. FRIEDMAN
RICHARD H. KOPPES
LAWRENCE N. KUGELMAN
ANDERS LÖNNER
JOHN H. MCARTHUR
THOMAS G. PLASKETT
BLAIR H. SHEPPARD

(Name of Person(s) Filing Consent Statement, if other than the Registrant)
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CEPHALON, INC.

CONSENT STATEMENT

OF

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

This Consent Statement and the enclosed GOLD consent card are being furnished by Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant” or “we”), in connection with our solicitation of written consents from you, the holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of Cephalon, Inc., a Delaware corporation (the “Company”). Stockholder action by written consent is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

1. That any changes to the amended and restated bylaws of the Company filed with the Securities and Exchange Commission on March 16, 2011, be repealed (the “Bylaw Restoration Proposal”);

2. That each member of the board of directors of the Company (such board, as constituted from time to time, the “Company Board”) as of the time this Proposal becomes effective, and each person, if any, nominated, appointed or elected by the Company Board prior to the effectiveness of this Proposal to become a member of the Company Board at any future time or upon any event, be removed (the “Removal Proposal”); and

3. To elect each of the following eight (8) individuals (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Company: Santo J. Costa, Abe M. Friedman, Richard H. Koppes, Lawrence N. Kugelman, Anders Lönner, John H. McArthur, Thomas G. Plaskett and Blair H. Sheppard (the “Election Proposal”).

This Consent Statement and the enclosed GOLD consent card are first being sent or given to the stockholders of the Company on or about April [ • ], 2011.

On March 29, 2011, Valeant publicly announced that it had made an all-cash offer to the Company Board to acquire the Company at $73 per share of Common Stock. Valeant noted that it made the offer public as a result of what Valeant perceived to be a failure of the Company Board to engage in meaningful discussions in a timely manner concerning an acquisition of the Company by Valeant. Valeant also announced its intention to commence a consent solicitation process during the week of April 4, 2011 in an effort to remove impediments related to a potential tender offer for the Common Stock, which tender offer would only commence, subject to receipt of sufficient support from the Company’s stockholders (the “Proposed Offer”).

THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES, NOR AN OFFER WITH RESPECT THERETO, AND DOES NOT CONVEY RECORD OR BENEFICIAL OWNERSHIP OF SHARES TO VALEANT. NO TENDER OFFER FOR SHARES OF THE COMPANY HAS COMMENCED AT THIS TIME. ANY TENDER OFFER WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND A RELATED LETTER OF TRANSMITTAL.

We are seeking your support for the removal of the Company Board as of the time the Removal Proposal becomes effective and the election of our Nominees because we believe that the Company Board is not acting, and will not act, in your best interests. Specifically, despite the fact that the $73 per share price in the Proposed Offer represents a premium of approximately 29% over the Company’s 30-day trading average prior to the announcement of the Proposed Offer and is higher than any price at which the Company’s shares traded in the two years prior to the public announcement of the Proposed Offer, the Company Board has declined to engage with us regarding our Proposed Offer.

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WE BELIEVE THAT THE COMPANY’S STOCKHOLDERS — THE OWNERS OF THE COMPANY — ARE ENTITLED TO MAKE A DECISION ON WHETHER OR NOT THE COMPANY SHOULD BE SOLD.

We are sending you this Consent Statement and accompanying GOLD consent card to enable you, the owners of the Company, to put in place a board that we believe will, subject to their fiduciary duties, dismantle the impediments to the consummation of the Proposed Offer — the poison pill that the Company has in place and the need for the Company Board to approve the Proposed Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”), so that there are no supermajority requirements applicable to the consummation of the Proposed Offer or the approval of a subsequent merger, which merger would be on the same terms as the Proposed Offer, as discussed in more detail below.

We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, act to remove the poison pill and to approve the Proposed Offer under Section 203 of the DGCL, thereby enabling the Company’s stockholders, rather than the incumbent Company Board, to determine whether the Proposed Offer is acceptable. In consenting to the removal of the incumbent Company Board and to the election of the Nominees, you are sending a message to the Nominees that you want them to allow the Proposed Offer to be consummated without these impediments.

If the Nominees are elected, we plan to propose to them that a merger agreement be entered into pursuant to which our Proposed Offer would proceed, and pursuant to which (i) we would also commit to complete a second-step merger at the same price per share in the Proposed Offer, and (ii) the Company would grant us a customary “top-up option.” This “top-up option” — common in merger agreements that contemplate initial tender offers — would, if necessary, allow us to move from majority ownership as a result of the Proposed Offer to 90% ownership so that we can complete a short-form merger under Delaware law very promptly after our payment to tendering stockholders and thereby pay non-tendering stockholders their merger consideration substantially more quickly. Furthermore, we believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct due diligence, which could result in a modest increase to any ultimate offer price, should the results of such exercise demonstrate greater value than is supported by the Company’s public filings. While we fully expect that such due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduce its value to us and/or if the due diligence reveals material undisclosed information that negatively impacts the Company.

We have not asked for any commitment from the Nominees to agree to such a merger agreement, and they would have to consider it in the exercise of their fiduciary duties. Pursuant to the Nomination Agreements between Valeant and each of the Nominees (a form of which is included as Annex C to this Consent Statement), each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, Valeant expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider removing the impediments to the Proposed Offer, permitting due diligence and entering into a merger agreement. However, there can be no assurance that the Nominees, if they constitute less than a majority of the Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

On April 5, 2011, the Company announced that the Company Board had fixed April 8, 2011 (the “Record Date”) as the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation. On April 6, 2011, we provided written notice to the secretary of the Company acknowledging that Record Date.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record, as of the close of business on the Record Date, of a majority of the shares of Common Stock then outstanding. Each Proposal will be effective when we deliver to the Company such requisite number of consents, subject to Section 2.08 of the Fourth Amended and Restated Bylaws of the Company, which provides for a ministerial review of consents by nationally recognized independent inspectors of election. Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned upon the effectiveness of the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Company Board that are removed pursuant to the Removal Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 — THE REMOVAL PROPOSAL” and “PROPOSAL 3 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the DGCL. For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Company’s Bylaws, within 60 days of the earliest dated written consent delivered to the Company. However, we have set May 12, 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until May 12, 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

This solicitation is being made by Valeant and certain other participants named herein and not by or on behalf of the Company or the incumbent Company Board.

Except as otherwise expressly set forth in this Consent Statement, the information concerning the Company contained in this Consent Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Valeant, the Nominees and the other participants named herein cannot take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Valeant, the Nominees and the other participants named herein. Valeant, the Nominees and the other participants named herein have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

YOUR CONSENT IS IMPORTANT.

Valeant urges you to consent to the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal by following the instructions on the GOLD consent card.

We urge you not to revoke your consent by signing any consent revocation card sent to you by the Company or otherwise, and to revoke any consent revocation you may have already submitted to the Company. To revoke an earlier revocation and change your vote, simply consent to the Proposals by following the instructions on the GOLD consent card.

According to the preliminary consent revocation statement filed by the Company with the SEC on April 15, 2011, as of the Record Date, there were 76,151,414 shares of Common Stock outstanding (excluding treasury shares). The stockholders of the Company are entitled to one vote per share of Common Stock.

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by following the instructions on the GOLD consent card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Valeant recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Valeant, care of Georgeson Inc., which is assisting in this solicitation, at the address and telephone numbers set forth below, so that Valeant will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Valeant recommends that you NOT return any Revocation of Consent card sent to you by the Company.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT WHICH IS THE SAME AS A “NO” VOTE.

If you have any questions about executing or delivering your GOLD consent card or require assistance, please contact:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll-Free (800) 509-0917

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FORWARD-LOOKING STATEMENTS

Valeant urges you to read this entire Consent Statement carefully. This Consent Statement may contain forward-looking statements, including, but not limited to, statements regarding our Proposed Offer, financing related to our Proposed Offer, opportunities and our plans should we acquire the Company, the effect of a proposed transaction on financial results and certain financial projections. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Valeant’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators (“CSA”) and risks and uncertainties relating to the Proposed Offer, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Consent Statement or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC and the CSA.

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

Who is making the solicitation?

The solicitation is being made by Valeant and certain other participants named herein.

Valeant is a Canadian corporation with its principal executive offices located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5.

For additional information concerning Valeant, please see the section titled “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents”.

For information regarding directors, officers and employees of Valeant who may assist in the solicitation of written consents, please see the section titled “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents” and Annex B of this Consent Statement.

Who is paying for the solicitation?

Valeant will pay all costs of the solicitation and will not seek reimbursement of those costs from the Company.

To what are we asking you to consent?

Valeant is asking you to consent to three corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal and (3) the Election Proposal.

Valeant is asking you to consent to the Removal Proposal and the Election Proposal to remove those persons who are the directors of the Company Board immediately prior to the effectiveness of the Removal Proposal, together with any persons chosen by the Company Board prior to the effectiveness of the Removal Proposal to become members of the Company Board at any future time or upon any event, and to elect each of the Nominees.

The Company’s 2011 annual meeting of stockholders at which directors are elected is presently scheduled for May 10, 2011. Since the members of the current board are the same persons who would be elected at the 2011 annual meeting, the same individuals would be removed whether the Removal Proposal became effective before or after the election of directors at the 2011 annual meeting. In addition, should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons. If the Removal Proposal and the Election Proposal become effective prior to the 2011 annual meeting, and the Nominees elected constitute a majority of the Company Board, it is contemplated that the 2011 annual meeting would likely be postponed in order for the newly elected Company Board to dismantle the impediments to the consummation of the Proposed Offer as described herein and the stockholders to be able to respond to the Proposed Offer.

In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Company Board prior to the election of such Nominees, Valeant is asking you to consent to the Bylaw Restoration Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 — THE REMOVAL PROPOSAL” and “PROPOSAL 3 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Who are the Nominees that Valeant is proposing to elect to the Company Board?

Valeant is asking you to elect each of Santo J. Costa, Abe M. Friedman, Richard H. Koppes, Lawrence N. Kugelman, Anders Lönner, John H. McArthur, Thomas G. Plaskett and Blair H. Sheppard to serve as a director of the Company. Except as otherwise disclosed in this Consent Statement, the Nominees are independent persons not affiliated with Valeant or the Company. They are highly qualified, experienced and well-respected members of the business community who are committed to act in the best interests of the Company and its stockholders.

We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, remove the impediments to the stockholders being able to accept the Proposed Offer, by eliminating the poison pill and approving the Proposed Offer under Section 203 of the DGCL, so that there are no supermajority requirements applicable to the acceptance of the Proposed Offer or the approval of the contemplated subsequent merger, which would be on the same terms as the Proposed Offer. In consenting to the removal of the incumbent Company Board and the election of the Nominees, you are sending a message to the Nominees that you want them to allow the Proposed Offer to be consummated without these impediments.

If the Nominees are elected, we plan to propose to them that a merger agreement be entered into pursuant to which our Proposed Offer would proceed, and pursuant to which (i) we would also commit to complete a second-step merger at the same price per share in the Proposed Offer, and (ii) the Company would grant us a customary “top-up option.” This “top-up option” — common in merger agreements that contemplate initial tender offers — would, if necessary, allow us to move from majority ownership as a result of the Proposed Offer to 90% ownership so that we can complete a short-form merger under Delaware law very promptly after our payment to tendering stockholders and thereby pay non-tendering stockholders their merger consideration substantially more quickly. Furthermore, we believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct due diligence, which could result in a modest increase to any ultimate offer price, should the results of such exercise demonstrate greater value than is supported by the Company’s public filings. While we fully expect that such due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduce its value to us and/or if the due diligence reveals material undisclosed information that negatively impacts the Company. We have not asked for any commitment from the Nominees to agree to such a merger agreement, and they would have to consider it in the exercise of their fiduciary duties.

Pursuant to the nomination agreements between Valeant and each of the Nominees (the “Nomination Agreements,” a form of which is included as Annex C to this Consent Statement), each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, Valeant expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider removing the impediments to the Proposed Offer, permitting due diligence and entering into a merger agreement. However, there can be no assurance that the Nominees, if they constitute less than a majority of the Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

For information regarding the Nominees, please see the section titled “THE NOMINEES” and Annex A of this Consent Statement.

Why are we soliciting your consent?

Despite the substantial premium to the market price of the Common Stock prior to the announcement of the Proposed Offer offered by Valeant in the letters sent by Valeant to the Company Board and the certainty of value associated with Valeant’s all-cash offer, the Company Board has refused to engage in meaningful discussions in a timely manner concerning an acquisition of the Company by Valeant.

Furthermore, as recently as March 21 and March 28, 2011, the Company has publicly announced commitments to spend approximately $388 million of its cash on what we believe to be risky investments, namely its proposed transactions to acquire Gemin X Pharmaceuticals, Inc. and ChemGenex Pharmaceuticals Limited. Any Company stockholder who shares our negative view of these investments should act quickly in order to replace the incumbent Company Board if the incumbent Company Board continues to reject our offer.

We are sending you this Consent Statement and accompanying GOLD consent card to enable you to elect a board of directors that we believe will, subject to their fiduciary duties, dismantle the impediments which presently prevent you from being able to accept the Proposed Offer. These impediments are the poison pill that the Company has in place and the need for the Company Board to approve the Proposed Offer under Section 203 of the DGCL so that there are no supermajority requirements applicable to the acceptance of the Proposed Offer or the approval of the contemplated subsequent merger. We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, act to remove the poison pill and to approve the Proposed Offer under Section 203 of the DGCL, thereby enabling the Company’s stockholders, rather than the incumbent Company Board, to determine whether the Proposed Offer is acceptable.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to prevent the incumbent Company Board from tying the hands of the newly elected directors through changes to the amended and restated bylaws of the Company filed with the SEC on March 16, 2011.

Your consent for the Bylaw Restoration Proposal, the Removal Proposal and/or the Election Proposal does not obligate you to accept the Proposed Offer or otherwise consent to any transaction between the Company and Valeant.

How does the poison pill affect Valeant’s ability to consummate the Proposed Offer?

Preferred share purchase rights (the “Rights”) have been issued to all stockholders of the Company under the Second Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., which is an agreement of the type commonly referred to as a poison pill. Because poison pills would cause punitive economic and voting dilution to an acquirer who buys shares in excess of the triggering threshold, which is 20% in this instance, all tender offers are conditioned on the removal or invalidation of a poison pill when one is in place. We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, act to remove the poison pill and to approve the Proposed Offer under Section 203 of the DGCL, so that there are no supermajority requirements applicable to the acceptance of the Proposed Offer, thereby enabling the Company’s stockholders, rather than the incumbent Company Board, to determine whether the Proposed Offer is acceptable.

For more information on the poison pill, please see the section titled “THE NOMINEES” below.

Who can consent to the Proposals?

If you were a record owner of shares of Common Stock as of the close of business on April 8, 2011, the Record Date, you have the right to consent to the Proposals.

You also have the right to consent to the Proposals with respect to any shares of Common Stock of which you are the beneficial owner as of the Record Date, but which are registered in the name of a bank, broker firm, dealer, trust company or other nominee. Please see the section titled “VOTING SECURITIES” for details regarding how to instruct your bank, broker firm, dealer, trust company or other nominee to consent to the Proposals.

When is the deadline for submitting consents?

For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Company’s Bylaws, within 60 days of the earliest dated written consent delivered to the Company. However, we have set May 12, 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until May 12, 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

How many consents must be granted in favor of each of the Proposals?

Each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the earliest dated written consent delivered to the Company, although we have set an earlier deadline of May 12, 2011, which we reserve the right to extend.

According to the preliminary consent revocation statement filed by the Company with the SEC on April 15, 2011, as of the Record Date, there were 76,151,414 shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is 76,151,414, the consent of stockholders holding at least 38,075,708 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT WHICH IS THE SAME AS A “NO” VOTE. “Broker non-votes” occur when a bank, broker firm, dealer, trust company or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter.

What should you do to consent?

If your shares of Common Stock are registered in your own name, please submit your consent to us by telephone or via the Internet, or by signing, dating and returning the enclosed GOLD consent card in the postage-paid envelope provided. Submitting your consent by telephone or Internet authorizes your consent in the same manner as if you had signed, dated and returned a consent card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Valeant recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Valeant, care of Georgeson Inc., which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that Valeant will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Valeant recommends that you NOT return any Revocation of Consent card sent to you by the Company.

Whom should you call if you have questions about the solicitation?

If you have any questions regarding this Consent Statement, please call our consent solicitor, Georgeson Inc., toll-free at (800) 509-0917. Banks and brokers may call (212) 440-9800.

IMPORTANT

Valeant urges you to express your consent on the GOLD consent card or as otherwise specified above under the section titled “QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION — What should you do to consent?” TODAY with respect to:

•	the Removal Proposal and the Election Proposal to remove the incumbent Company Board (including pending directors) and elect each of the Nominees; and

•	the Bylaw Restoration Proposal to ensure that the incumbent Company Board does not limit the effect of your consent to the removal of the incumbent Board and the replacement thereof through the election of the Nominees.

A consent to remove the members of the Company Board and any other person or persons chosen for the Company Board by the incumbent members of the Company Board and to elect the Nominees will enable you — as the owners of the Company — to put in place a board of directors that we believe will, subject to their fiduciary duties, dismantle those impediments which presently prevent the Proposed Offer from being consummated.

PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL

Valeant is asking you to consent to the adoption of the Bylaw Restoration Proposal to prevent the incumbent Company Board from tying the hands of the newly elected directors through changes to the amended and restated bylaws of the Company filed with the SEC on March 16, 2011 (the “March 16th Bylaws”).

The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any changes to the amended and restated bylaws of Cephalon, Inc. filed with the Securities and Exchange Commission on March 16, 2011, be and are hereby repealed.”

Valeant believes that any change to the Company’s bylaws adopted after March 16, 2011 could serve to limit the ability of the Nominees to pursue the best interests of the Company and its stockholders. If the incumbent Company Board does not effect any change to the March 16th Bylaws, the Bylaw Restoration Proposal will have no effect. However, if the incumbent Company Board does effect a change to the March 16th Bylaws, which under the charter of the Company, the incumbent Company Board is empowered to do without stockholder approval, the Bylaw Restoration Proposal, if adopted, will restore the Company’s bylaws to the March 16th Bylaws, without considering the nature of any changes the incumbent Company Board may have effected. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the newly elected Company Board from reconsidering any repealed bylaw changes following the consent solicitation. Valeant is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

VALEANT URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 — THE REMOVAL PROPOSAL

Valeant is asking you to consent to the Removal Proposal to remove all members of the Company Board and any other person or persons nominated, appointed or elected by the Company Board to become a member of the Company Board at any future time or upon any event (which, for the avoidance of doubt, excludes Nominees elected pursuant to this consent solicitation and their successors). The following is the text of the Removal Proposal:

“RESOLVED, that each member of the board of directors of Cephalon, Inc. as of the time this resolution becomes effective, and each person, if any, theretofore nominated, appointed or elected by the board of directors of Cephalon, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of Cephalon, Inc. at any future time or upon any event, be and hereby is removed.”

The Company is scheduled to hold its 2011 annual meeting of stockholders on May 10, 2011. According to the Company’s proxy statement with respect to the 2011 annual meeting and the Company’s subsequent filing on Form 8-K announcing the retirement of Charles A. Sanders, the eight nominees for election are all presently directors of the Company. The eight nominees named in the Company’s proxy statement (taking into account

Dr. Sanders’ retirement) are: J. Kevin Buchi, William P. Egan, Martyn D. Greenacre, Charles J. Homcy, Vaughn M. Kailian, Kevin E. Moley, Gail R. Wilensky and Dennis L. Winger. Under Delaware law, directors not serving on a classified board may be removed from office by the stockholders without cause. The Company’s board is not classified, and accordingly, all of the Company’s current directors may be removed without cause by the holders of a majority of the shares entitled to vote or consent as of the applicable record date. Since the members of the current board are the same persons who would be elected at the 2011 annual meeting, the same individuals would be removed whether the Removal Proposal became effective before or after the election of directors at the 2011 annual meeting. In addition, should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons.

The GOLD consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt the Removal Proposal in part by designating the name of any member of the Company Board or nominee, appointee or electee of the current members of the Company Board whom such stockholder does not want removed from the Company Board on the GOLD consent card. Accordingly, it is possible that some, but not all, of the directors then in office may be removed pursuant to the Removal Proposal. If fewer than all of the directors then in office are removed, then vacancies will be filled by those Nominees who receive the greatest number of consents. If there are two or more Nominees to fill the last vacancy who have received an equal number of consents, the elder of such Nominees will fill the vacancy. To the extent that a Nominee is elected by you but such Nominee cannot serve because there is no vacancy, the new Company Board may, because a majority of the outstanding shares have consented to elect such Nominee and in order to effect the consent of such holders, vote to enlarge the size of the Company Board and name such Nominee to a newly-created directorship. Valeant recommends that you consent to remove the entire Company Board then in office at the time the Removal Proposal becomes effective.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, Valeant expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider removing the impediments to the Proposed Offer, permitting due diligence and entering into a merger agreement. However, there can be no assurance that the Nominees, if they constitute less than a majority of the Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

VALEANT URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 — THE ELECTION PROPOSAL

Valeant is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of the Company:

Name	Age

Santo J. Costa	65
Abe M. Friedman	38
Richard H. Koppes	64
Lawrence N. Kugelman	68
Anders Lönner	66
John H. McArthur	77
Thomas G. Plaskett	67
Blair H. Sheppard	58

The following is the text of the Election Proposal:

“To elect each of the following eight (8) individuals to serve as a director of Cephalon, Inc.: Santo J. Costa, Abe M. Friedman, Richard H. Koppes, Lawrence N. Kugelman, Anders Lönner, John H. McArthur, Thomas G. Plaskett and Blair H. Sheppard.”

Although Valeant has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, then the remaining Nominees that are elected intend, upon becoming directors and if they constitute a majority of the board, to act to fill any vacancy resulting from such unable or unwilling Nominee not being elected. Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. If elected, each Nominee will hold office until his or her successor is elected and qualified at the next annual meeting of stockholders of the Company or until his or her earlier death, resignation, retirement, disqualification or removal. If the Removal Proposal and the Election Proposal become effective prior to the 2011 annual meeting, and the Nominees elected constitute a majority of the Company Board, it is contemplated that the 2011 annual meeting would likely be postponed in order for the newly elected Company Board to dismantle the impediments to the consummation of the Proposed Offer as described herein and the stockholders to be able to respond to the Proposed Offer.

In addition, depending upon the number of directors of the Company removed pursuant to the Removal Proposal and the number of Nominees elected pursuant to the Election Proposal, one or more vacancies may exist on the Company Board. If a vacancy exists, the Company Board would determine whether to reduce the size of the Company Board or appoint additional directors to fill that vacancy. That determination would require the approval of a majority of the directors.

The GOLD consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt Proposal No. 3 in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Company Board.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by the Valeant Board in the course of its deliberations leading to their nomination, please see the sections titled “THE NOMINEES” and “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents” and Annex A of this Consent Statement.

VALEANT URGES YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS

Each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the earliest dated written consent delivered to the Company, although we have set an earlier deadline of May 12, 2011 for delivery of consents, which deadline we reserve the right to extend.

According to the preliminary consent revocation statement filed by the Company with the SEC on April 15, 2011, as of the Record Date, there were 76,151,414 shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is 76,151,414, the consent of stockholders holding at least 38,075,708 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT. “Broker non-votes” occur when a bank, broker firm, dealer, trust company or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter. As a result, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. Valeant recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Valeant, care of Georgeson Inc., which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that Valeant will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned upon the effectiveness of the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of existing members of the Company Board removed pursuant to the Removal Proposal.

BACKGROUND OF THE WRITTEN CONSENT SOLICITATION

Valeant’s management regularly reviews transaction alternatives across the pharmaceutical industry. During the second half of 2010 and the first quarter of 2011, Valeant management reviewed materials with assistance from representatives of Goldman, Sachs & Co. (“Goldman Sachs”) relating to a number of companies in the pharmaceutical industry, including the Company. Following a mid-February meeting between Valeant management and representatives of Goldman Sachs, Valeant management identified the Company as one of multiple potential acquisition candidates.

On March 3, 2011, Mr. Pearson and Mr. Buchi had a brief initial meeting during which Mr. Pearson expressed an interest in a range of potential transactions involving Valeant and the Company, but during which no specific proposal was made.

On March 10, 2011, at a regularly scheduled meeting of Valeant’s Board of Directors (the “Valeant Board”), among other matters considered, Valeant management and representatives of Goldman Sachs made preliminary presentations to the Valeant Board with respect to the Company to determine whether to pursue a potential transaction with the Company. At that meeting, Valeant determined to continue a further evaluation of a potential acquisition of the Company and formed and authorized a special committee of the Valeant Board (the “Special Committee”) to work in conjunction with Valeant management and assist the Valeant Board with respect to such a transaction.

Following the March 10, 2011 meeting, Valeant management and its advisors continued to evaluate a potential acquisition of the Company, and on March 17, 2011, the Special Committee held a meeting with Valeant management and its advisors at which the Special Committee authorized Mr. Pearson to deliver a non-binding proposal letter to Mr. Buchi at a meeting Mr. Pearson had arranged for the following day.

On March 18, 2011, at a meeting held in person between Mr. Pearson and Mr. Buchi, Mr. Pearson delivered to Mr. Buchi a non-binding proposal letter addressed to the Company Board in which Valeant (i) proposed to acquire all of the Company’s outstanding common shares for $73.00 per share in cash, representing a 33% premium to the closing price of the Company’s common shares on March 17, 2011 and higher than the Company’s common shares had traded in over two years and (ii) stated that it would consider revising the $73.00 per share offer price if additional value was found in the course of due diligence of non-public documents. Valeant stated in the letter its belief that the $73.00 per share offer price was compelling given the ongoing challenges facing the Company and general challenges facing the broader pharmaceutical industry. The letter also highlighted the successful track record of Valeant’s management team over the last three years of successfully acquiring and consolidating specialty pharmaceutical companies and its strong relationships with equity and debt investors, which allow Valeant, in its view, to value the Company at a higher level than would other companies. Further, the letter highlighted Valeant’s belief that the completion of due diligence and negotiation and execution of a merger agreement and other customary ancillary documents could be completed within approximately one month.

During that March 18 meeting, Mr. Buchi expressed to Mr. Pearson his confidence that the Company Board would consider Valeant’s offer to be far below the range at which the Company would be willing to engage in discussions regarding a potential transaction. Additionally, Mr. Buchi indicated to Mr. Pearson that, with respect to the premium to market value represented by Valeant’s offer, he believed the Company’s stockholders and the market did not give the Company enough credit for its pipeline potential.

On March 19, 2011, representatives from Goldman Sachs and the Company’s financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”) participated in a telephone call to discuss Valeant’s proposal. The representatives of Deutsche Bank indicated to the representatives of Goldman Sachs on that call that they believed Valeant’s March 18 proposal was unlikely to lead to productive discussions between Valeant and the Company.

On March 21, 2011, the Company publicly announced that it had signed a definitive merger agreement under which the Company had agreed to acquire all of the outstanding capital stock of Gemin X Pharmaceuticals, Inc., a privately held biopharmaceutical company developing cancer therapeutics, for $225 million cash on a cash-free, debt-free basis with potential for Gemin X private shareholders to receive as much as an additional $300 million in cash payments if certain regulatory and sales goals are achieved.

On March 25, 2011, Mr. Pearson delivered a second letter to Mr. Buchi in which he (i) expressed disappointment in the Company’s decision to acquire another early-stage research and development program for $225 million in cash and (ii) reiterated the attractiveness of Valeant’s previous offer, but offered an alternative structure for a transaction between Valeant and the Company, which contemplated a sale by the Company to Valeant for a total consideration of $2.8 billion, or approximately $37.00 per share, in cash, of the following: (1) all marketed products in the United States, other than those related to oncology, as well as appropriate sales operations to support those products; (2) all research and development programs associated with the Company’s Central Nervous System and Pain business; and (3) all assets associated with the acquired Mepha business, which Valeant believed would leave the Company as a stand-alone, oncology-focused company with sufficient cash, near-term revenue and infrastructure to develop and commercialize most of its pipeline as well as provide additional funds to fuel its early-development stage acquisition strategy. As in its initial offer letter, Valeant highlighted its belief that confirmatory diligence and negotiation of agreements could be completed within one month.

On March 26, 2011, a member of the Valeant Board contacted a member of the Company Board to discuss the proposals set forth in the March 18, 2011 letter and the March 25, 2011 letter, during which the member of the Company Board stated that in his view the alternative proposal set forth in the March 25, 2011 letter was too complicated to allow the Company Board to respond by April 1, 2011.

Additionally, during the period from March 23-27, 2011, members of the Valeant Board attempted to contact members of the Company Board on two occasions in an unsuccessful effort to encourage the Company Board to engage in discussions in a timely manner with respect to Valeant’s proposals.

On March 27, 2011, representatives from Goldman Sachs and Deutsche Bank participated in a call to discuss the timeline set forth in the March 25, 2011 letter for the Company to respond. On that call, Deutsche Bank stated that the Company Board would not be able to respond to Valeant’s proposals until the middle of the week beginning April 4, 2011.

On March 28, 2011, Mr. Pearson and Mr. Buchi held a telephone call in which Mr. Buchi stated that the Company Board would not be meeting to discuss the offers made by Valeant in the March 18 and March 25 letters until the week of April 4, 2011. Mr. Buchi also expressed his doubt that the Company Board would be interested in either of Valeant’s offers.

On March 28, 2011, the Company and ChemGenex Pharmaceuticals Limited released a joint public announcement that the Company’s wholly-owned subsidiary, Cephalon CXS Holdings Pty Ltd, intended to make a takeover bid for ChemGenex valuing ChemGenex at $231 million.

On March 29, 2011, representatives of Deutsche Bank called representatives of Goldman Sachs to discuss certain questions regarding the details of the alternative proposal set forth in Valeant’s March 25 letter.

Also on March 29, 2011, the Valeant Board met with advisors to discuss whether, and if so the manner in which, Valeant should proceed with regard to an acquisition of the Company. At that meeting, the Valeant Board concluded that offering the Company Board additional time to consider Valeant’s proposals was unlikely to alter the outcome of the Company Board’s decision. The Valeant Board resolved to continue to seek to engage in discussions with the Company Board with respect to Valeant’s proposals but to simultaneously make a direct approach to the Company’s stockholders by initiating a consent solicitation process so that, if the Company Board remained unwilling to engage in such discussions, the Company’s stockholders would have an opportunity to elect a new Company Board that could be expected, subject to its fiduciary duties, to remove the Company’s poison pill, to approve the Proposed Offer under Section 203 of DGCL and to permit Valeant to conduct due diligence.

At that March 29 meeting, the Valeant Board also discussed possible candidates for nomination for election as directors of the Company in connection with a consent solicitation process, and arrived at a list of over a dozen candidates, focusing upon identifying a slate of nominees that had extensive experience of executive leadership including in the healthcare and pharmaceutical industries and broad-ranging expertise across relevant fields such as management, corporate governance, law and finance. Mr. Plaskett was recommended as a candidate by a representative of Valeant’s legal counsel, Sullivan & Cromwell LLP, and had no prior or ongoing relationships or agreements with Valeant. Messrs. Costa, Friedman, McArthur and Sheppard were each known to one or more members of the Valeant Board or Valeant’s advisors by virtue of their professional expertise and associations, but had no prior or ongoing relationships or agreements with Valeant. Mr. Lönner had been a member of the board of Valeant Pharmaceutical International, a Delaware corporation (“VPI”) from January 2009 until VPI’s merger with Biovail Corporation in September 2010. Mr. Lönner was initially introduced to members of the Valeant Board and Valeant management in connection with Valeant’s sale of certain of its business operations located in Western and Eastern Europe, the Middle East and Africa in August 2008 to Meda AB, an entity of which Mr. Lönner is the Group President and Chief Executive Officer. In addition, Valeant or its affiliates and Meda AB are parties to certain other arrangements entered into in the ordinary course of business on an arms-length basis, including a supply agreement entered into between Valeant’s wholly-owned Polish subsidiary ICN Polfa Rzeszow and Meda AB and other joint venture arrangements with respect to the commercialization of certain compounds. Aside from these arms-length transactions involving Valeant or its affiliates and Meda AB, and his service as an independent director of VPI, Mr. Lönner had no prior or ongoing relationships or agreements with Valeant. Messrs. Koppes and Kugelman were also members of the board of VPI until VPI’s merger with Biovail Corporation and were both regarded as strong, independent Board members with relevant expertise and experience, but each had no ongoing relationships or agreements with Valeant.

At the March 29 meeting, the Valeant Board authorized Valeant management to deliver a third letter to the Company Board and to publicly disclose that letter and Valeant’s intention to commence a consent solicitation process. Mr. Pearson then called Mr. Buchi, and representatives of Goldman Sachs then called representatives of Deutsche Bank, in each case, to note that Valeant was sending an additional letter to the Company, and that Valeant would make public its proposals unless the Company was willing to engage in discussions in a timely manner.

After the March 29 meeting of the Valeant Board was completed, Valeant sent a third letter to the Company and issued a press release. The letter expressed concern as to the Company’s recent acquisitions and expressed Valeant’s belief that the Company was unduly delaying its response to Valeant’s offers in order to erect barriers to Valeant’s ability to complete its proposals and, in the process, costing the Company’s stockholders significant value. The March 29 Valeant press release included each of the March 18, March 25 and March 29 letters and publicly announced Valeant’s proposal to acquire the Company for $73 per share in cash. It further announced Valeant’s intention to commence a consent solicitation process during the week of April 4, 2011 in an effort to replace the members of the Company Board with its own nominees.

Also on March 29, 2011, the Company publicly confirmed that it received unsolicited proposals from Valeant on March 18, March 25 and March 29, 2011 and that it had informed Valeant that it was working with its financial advisors to review and consider each proposal and that the Company Board would be meeting to consider the proposals and planned to respond to Valeant during the week of April 4, 2011. The Company further stated in that release that it planned to file a consent revocation statement with the SEC in connection with any consent solicitation process that was initiated by Valeant.

Between March 30 and April 5, 2011, each of the candidates identified by the Valeant Board was approached with a view to determining their interests (if any) in the Company and willingness to accept nomination. With respect to each Nominee other than Mr. Friedman, Valeant obtained positive responses including signed Nomination Agreements and each of the Nominees established to Valeant’s satisfaction that he was independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Company Board is independent in compliance with the requirements of NASDAQ and further agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board. Having satisfied Valeant as to all these matters, among others, the Nominees other than Mr. Friedman were chosen by Valeant as nominees for purposes hereof. On April 13, 2011, it was determined that Mr. Friedman would be added as a nominee for election hereunder. On April 15, 2011, Valeant received from Mr. Friedman a signed Nomination Agreement.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by the Valeant Board in the course of its deliberations leading to their nomination, please see the sections titled “THE NOMINEES — Information regarding the Nominees” and “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents” and Annex A of this Consent Statement.

On April 5, 2011, the Company announced that the Company Board had formally rejected Valeant’s offer to purchase the Company for $73 per share. The press release stated that the Company Board believed that Valeant’s offer was inadequate and not in the best interests of the Company’s stockholders.

The Company Board has not engaged with Valeant on the Proposed Offer or allowed Valeant to undertake any non-public due diligence of the Company. Valeant is therefore pursuing this solicitation of written consents.

THE NOMINEES

Pursuant to the Nomination Agreements between Valeant and each of the Nominees, each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board. We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board, and subject to their fiduciary duties, remove the poison pill and approve the Proposed Offer under Section 203 of the DGCL. In consenting to the removal of the incumbent Company Board and the election of the Nominees to the Company Board, you are sending a message to the Nominees that you want them to allow the Proposed Offer to be accepted without these impediments.

If the Nominees are elected, we plan to propose to them that a merger agreement be entered into pursuant to which our Proposed Offer would proceed, and pursuant to which (i) we would also commit to complete a second-step merger at the same price per share in the Proposed Offer, and (ii) the Company would grant us a customary “top-up option.” This “top-up option” — common in merger agreements that contemplate initial tender offers — would, if necessary, allow us to move from majority ownership as a result of the Proposed Offer to 90% ownership so that we can complete a short-form merger under Delaware law very promptly after our payment to any tendering stockholders and thereby pay non-tendering stockholders their merger consideration substantially more quickly. Furthermore, we believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct due diligence, which could result in a modest increase to any ultimate offer price, should the results of such exercise demonstrate greater value than is supported by the Company’s public filings. While we fully expect that such due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduce its value to us and/or if the due diligence reveals material undisclosed information that negatively impacts the Company. We have not asked for any commitment from the Nominees to agree to such a merger agreement, and they would have to consider it in the exercise of their fiduciary duties.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, Valeant expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider removing the impediments to the Proposed Offer, permitting due diligence and entering into a merger agreement. However, there can be no assurance that the Nominees, if they constitute less than a majority of the Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

Section 203 of the DGCL.  In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the second-step merger contemplated on the same terms as the Proposed Offer, for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Accordingly, under (i) above, if the Nominees are elected and the newly constituted Company Board approves the Proposed Offer, there will be no delay in, or supermajority voting requirements applicable to, the contemplated second step merger, which would be on the same terms as the Proposed Offer.

Poison Pill.  With the poison pill currently in place, if Valeant were to purchase more than 20% of the shares of Common Stock outstanding, each Right would enable the holders to purchase multiple shares of Common Stock at half of market value or receive one free share of Common Stock in exchange for a Right. Any Rights Valeant purchased (either attached to or separated from shares of Common Stock purchased in the Proposed Offer) would be voided under the poison pill, resulting in substantial potential economic and ownership dilution. Accordingly, as is customary in offers to purchase, if the Proposed Offer were commenced prior to the elimination of the poison pill, its consummation would be conditioned upon the Rights no longer being in existence or being rendered inapplicable to the Proposed Offer.

Any description of the Rights contained herein is based upon publicly available documents and does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Agreement of Appointment and Joinder and Amendment No. 1 to the Rights Agreement, dated February 9, 2007 which are filed as Exhibit 1 to the Company’s Form 8A/12G filed with the SEC on October 27, 2003 and as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2007.

Information regarding the Nominees.  Valeant believes the Nominees are independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Company Board is independent in compliance with the requirements of NASDAQ. In addition, Valeant believes the Nominees are “independent” in accordance with the applicable definition of “independent” used by the Company for determining if a member of the corporate governance committee, the compensation committee and the audit committee of the Company Board is independent in compliance with NASDAQ’s listing standards and the requirements of the Sarbanes-Oxley Act of 2002.

Each of the Nominees has furnished the following information regarding his or her principal occupations and certain other matters. Included after each narrative is a brief summary of certain specific attributes, competencies and characteristics of the Nominee that led the Valeant, after discussions, to recommend such Nominee for election to the Company Board. Except as otherwise stated herein, none of the corporations or other organizations in which any Nominee carried on his or her principal occupations or employment during the past five years is a subsidiary or other affiliate of the Company.

Mr. Santo J. Costa.  Mr. Costa has served as a director of Labopharm Inc. since March 2006 and Chairman of the Board since May 2006. Since June 2007 he has been Of Counsel with Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, L.L.P., of Raleigh, North Carolina, specializing in corporate law for healthcare companies. Mr. Costa has served as a director of Cytokinetiks Inc. since November 2010 and Biovest Corp. I since November 2010. From June 2001 to August 2007 he was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor. From April 1994 to December 2001, Mr. Costa held various positions at Quintiles Transnational Corporation, including positions as Vice Chairman and before that, President and Chief Operating Officer. Mr. Costa was an independent consultant from July 1993 until he joined Quintiles in April 1994 and previously held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc., U.S. Area Counsel with Merrell Dow Pharmaceuticals and Food & Drug Counsel with Norwich Eaton Pharmaceuticals. Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy.

Valeant believes that Mr. Costa will bring to the Company Board broad operational leadership experience in the pharmaceutical and healthcare industries, including relevant legal, regulatory, governance and policy expertise, and including extensive experience as a public company executive and board member. In his various roles with Quintiles, Mr. Costa gained considerable experience in the evaluation of pharmaceutical pipelines and with transformative business combinations and a familiarity with traditional specialty pharmaceutical business models.

Mr. Abe M. Friedman.  Mr. Friedman is presently engaged in the establishment of an asset management firm. He was until March 2011 a Managing Director and the Global Head of the Corporate Governance and Responsible Investment functions of BlackRock, Inc. He earlier served as a Managing Director and the Global Head of Corporate Governance at Barclays Global Investors (“BGI”) and prior to that as the Director of Corporate Governance and Proxy Voting for the Americas at BGI, which merged with BlackRock in 2009. In his capacity as Global Head of the Corporate Governance and Responsible Investment functions of BlackRock (and as the Global Head of Corporate Governance at its predecessor, BGI), Mr. Friedman oversaw the worldwide voting of shares held by BlackRock (BGI). Prior to joining BGI in November 2005, Mr. Friedman served as chief policy officer and general counsel for Glass, Lewis & Co., LLC, a corporate governance and proxy research firm. He joined Glass Lewis upon its founding and developed and led Glass Lewis’ proxy research business. Prior to that, Mr. Friedman served as a deputy city attorney for the City and County of San Francisco where, among other things, he served as counsel to the San Francisco Ethics Commission and advised city officials on political ethics laws. Prior to his work in the City Attorney’s office, Mr. Friedman managed telecommunications law and policy matters in-house at two telecommunications companies.

Mr. Friedman has spent much of his career as a dedicated shareholders rights advocate. Valeant believes that Mr. Friedman will bring to the Company Board immense corporate governance expertise, experience in issues affecting public companies and their shareholders, and experience in evaluating contested and transformative business combinations, in addition to his broader commercial and legal experience.

Mr. Richard H. Koppes.  Mr. Koppes was appointed to the Board of Directors of NutraCea in April 2011. Mr. Koppes served on the Board of Directors of VPI from 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. Mr. Koppes is currently a Corporate Governance Fellow at the Stanford University School of Law, running the Stanford Institutional Investor Forum and Stanford’s Fiduciary College. From 1996 to December 2009, he was Of Counsel to the law firm of Jones Day LLP. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public Employees’ Retirement System, including General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. He also founded the National Association of Public Pension Attorneys and has served as its Administrator for the past nine years. He was also on the Board of the Society of Corporate Secretaries and Governance Professionals, and is currently serving on the Boards of Directors of the Investor Research Responsibility Center Institute and the National Association of Corporate Directors. Mr. Koppes served as a director of Apria Healthcare Group Inc until October 2008. In October 2007, Mr. Koppes was presented with the National Association of Corporate Directors’ Lifetime Achievement award (its highest honor) for his contributions to corporate governance.

Valeant believes that Mr. Koppes will bring to the Company Board outstanding and nationally recognized expertise in corporate governance, expertise in establishing, maintaining and monitoring standards and policies for ethics, business practices and compliance, and vast knowledge of the workings of public corporations and financial institutions, particularly in the healthcare and pharmaceutical industries and including his experience gained as a board member of VPI prior to its merger with Biovail Corporation.

Mr. Lawrence N. Kugelman.  Mr. Kugelman is a healthcare consultant and private investor. Mr. Kugelman has served on the Board of Directors of Coventry Health Care, Inc., a managed care organization (Chairman of Audit Committee), since August 1992 and was a director of LabOne, Inc. in 2005. Mr. Kugelman served on the Board of Directors of VPI from October 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010, and on the Board of Directors of AccentCare, Inc. from 2003 to 2010. From December 1995 through October 1996, Mr. Kugelman was President and Chief Executive Officer and a director of Coventry Health Care, Inc. From 1980 through 1992, he served as a Chief Executive Officer of several HMOs and managed healthcare organizations in the United States.

Valeant believes that Mr. Kugelman will bring to the Company Board the benefits of more than 26 years of executive experience in managed care. His financial literacy and specific expertise in the managed care and pharmaceutical industries as was evidenced to the Valeant Board in Mr. Kugelman’s role as a board member of VPI prior to its merger with Biovail Corporation, and leaves him well positioned to contribute to the Company Board’s understanding of the competitive challenges that the Company faces, including the impact of the impending generic competition upon the Company’s products PROVIGIL and NUVIGIL.

Mr. Anders Lönner.  Mr. Lönner served on the Board of Directors of VPI from 2009 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. Since 1999, he has been the Group President and Chief Executive Officer of Meda AB. Prior to joining Meda AB, Mr. Lönner served as the Vice President, Nordic region of Astra, Chief Executive Officer of Karo Bio AB and Chairman of the Pharmaceutical Industry Association in Sweden. He has a master’s degree in business administration from the University of Lund.

Valeant believes that Mr. Lönner will bring to the Company Board extensive international experience including as the chief executive officer of a public company in the pharmaceutical industry and as a board member of VPI prior to its merger with Biovail Corporation, and particular expertise in the European pharmaceutical market, evaluation of pharmaceutical pipelines, the depth and speed of commercial erosion resulting from patent cliffs and transformative business combinations. His demonstrated leadership capability and extensive knowledge of complex financial and operational issues facing large organizations, his understanding of operations and financial strategy in challenging environments and his insight into international operations and international perspective of our industry qualify him to be a member of the Company Board.

Dr. John H. McArthur.  Dr. McArthur was Dean of the Faculty of Harvard Business School from 1980 through 1995. Since then, he has held the positions of Professor of Business Administration Emeritus and Dean Emeritus. He was a member of the School’s faculty from 1962, where he taught courses in corporate finance and related fields in several Harvard Business School programs while also engaging in research and course development in Europe and North America. From 1995 to 2005 he served as Senior Advisor to the President of The World Bank. He is currently Chair of the Asia Pacific Foundation of Canada. Dr. McArthur earned the Bachelor of Commerce degree in Forestry from the University of British Columbia in 1957. At the Harvard Business School, he completed the MBA degree in 1959 and earned a doctorate there in business administration in 1963. Dr. McArthur has held numerous corporate directorships, committee memberships, and consulting posts in business, government, education and health care organizations around the world, including HCA Inc., GlaxoSmithKline, The Brigham and Women’s Hospital and Partners HealthCare System, Inc.

Valeant believes that Mr. McArthur will bring to the Company Board the benefits of his several decades of research and teaching in fields including corporate finance and his outstanding reputation and practical experience as a corporate director (as recognized by the National Association for Corporate Directors), particularly in the healthcare and pharmaceutical industries, including his experience in dealing with the depth and speed of commercial erosion resulting from patent cliffs and transformative business combinations.

Mr. Thomas G. Plaskett.  Mr. Plaskett has served as Chairman of Fox Run Capital Associates (a private consulting firm) since 1999, and is a corporate director and a business consultant. He was an independent director of Alcon, Inc. from 2003 to April 2011 and Chair of the Audit Committee, and currently is a director of Signet Jewelers Limited. Mr. Plaskett is also currently a director of RadioShack Corporation and member of its Audit and Compliance Committee and Corporate Governance Committee. He was Chairman of the Board of Platinum Research Organization, Inc. from 2006 to 2008.

Valeant believes that Mr. Plaskett will bring to the Company Board broad general management skills gained in a variety of industries including in the healthcare industry and a variety of consumer industries and considerable experience with transformative business combinations, including through his representation of minority shareholders as lead independent director of Alcon, Inc. during its acquisition by Novartis AG, and knowledge of governance and audit practices.

Dr. Blair H. Sheppard.  Dr. Sheppard has served as the Dean of Fuqua School of Business at Duke University since July 2007. Dr. Sheppard is also the Chair of the Board of Directors of Duke Corporate Education, a company that he founded in 2000 and at which he previously served as the Chief Executive Officer. Prior to Duke Corporate Education, Dr. Sheppard was the Senior Associate Dean of Fuqua School of Business, where he played a leading role in the creation of two innovative management education programs.

Valeant believes that Dr. Sheppard will bring to the Company Board the benefits of his wide-ranging experience working with leading executives, including executives of a number of leading healthcare and pharmaceutical companies, as a consultant and teacher in the areas of leadership, corporate strategy, negotiation, organizational relationships and organization design.

Compensation of the Company’s Directors

Valeant has agreed to pay each Nominee $50,000 for agreeing to serve as a Nominee. If elected to the Company Board, the Nominees will not receive any form of compensation or indemnification from Valeant for their service as directors of the Company. They will, however, receive whatever compensation for directors the Company Board has established unless and until the Company Board determines to change such compensation. The following discussion summarizes the Company’s compensation of directors based solely on the Company’s proxy statement on Schedule 14A filed with the SEC on March 25, 2011.

2010 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

					Change
					in Pension
					Value and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)	($)(2)	($)	($)	($)	($)

William P. Egan	$129,000	—	$335,400	—	—	—	$464,400
Martyn D. Greenacre	$126,000	—	$335,400	—	—	—	$446,400
Charles J. Homcy, M.D.	—	—	—	—	—	—	—
Vaughn M. Kailian	$122,000	—	$335,400	—	—	—	$457,400
Kevin E. Moley	$109,000	—	$335,400	—	—	—	$444,400
Charles A. Sanders, M.D.	$89,000	—	$335,400	—	—	—	$424,400
Gail R. Wilensky, Ph.D.	$105,000	—	$335,400	—	—	—	$440,400
Dennis L. Winger	$124,000	—	$335,400	—	—	—	$459,400

(1)	Consists of the amounts described below under “Cash Compensation.” With respect to Mr. Egan, includes $20,000 paid for service as Presiding Director of the Company Board. With respect to Mr. Greenacre, includes $17,000 paid for service as a committee chairperson of the Corporate Governance and Nominating Committee. With respect to Dr. Sanders, includes $17,000 paid for service as a committee chairperson of the Stock Option and Compensation Committee. With respect to Mr. Winger, includes $30,000 paid for service as the committee chairperson of the Audit Committee. During 2010, Dr. Sanders took an unpaid medical leave from his duties. His fees earned in cash are therefore lower than that of the other non-employee directors. On April 11, 2011, the Company announced that Dr. Sanders retired from the Company Board effective April 8, 2011. Dr. Homcy was not a member of the Company Board in 2010.

(2)	On May 20, 2010, each of the non-employee directors received a grant of stock options to purchase 15,000 shares of Common Stock at an exercise price of $59.18 per share, which were immediately exercisable. The fair value of each option award granted to the non-employee directors in 2010 was $335,400, as calculated under applicable accounting guidance, excluding the effect of certain forfeiture assumptions. See Note 16 to the Consolidated Financial Statements included in the Cephalon Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of the assumptions used in the calculation. The total number of stock option awards outstanding that were granted to non-employee directors as of December 31, 2010 was 630,000.

Compensation for Service as a Non-Employee Director

The Company compensates its non-employee directors through a mix of cash compensation and stock option grants. The components of the non-employee directors’ compensation are as follows:

Cash Compensation:
• Board Service Annual Retainer	$55,000
• Per Board Meeting Fees
• Attendance in person	$5,000/mtg.
• Attendance by telephone	$2,000/mtg.
• Committee Service Fees
• Audit Committee Chair Annual Retainer	$30,000
• Stock Option and Compensation Committee Chair Annual Retainer	$17,000
• Corporate Governance and Nominating Committee Chair Annual Retainer	$17,000
• Committee Member Annual Retainer	$15,000
• Presiding Director Annual Retainer	$20,000
Stock Option Compensation:
• Initial Grant (upon first election or appointment to the Company Board)	5,000 shares
• Annual Grant (upon the date of the Annual Meeting)	5,000 shares

Under the Company’s 2011 Equity Compensation Plan (previously known as the Company’s 2004 Equity Compensation Plan), the initial grant of 15,000 stock options to a non-employee director is made at the time of the earlier to occur of such director’s appointment as a director by the Company Board or first election to the Company Board by stockholders. This initial award generally vests over a four-year period, with 25% becoming exercisable on each anniversary of the grant date. Upon the date of re-election to the Company Board at the 2011 annual meeting, a non-employee director will receive an annual grant of 15,000 stock options that are fully exercisable on the date of grant. The Company Board also may grant options to non-employee directors in addition to the automatic grants described above. Stock options granted to non-employee directors have a ten-year term and are granted with an exercise price equal to the fair market value of our Common Stock on the date of grant.

In May 2010, all non-employee directors each received an annual grant of stock options to purchase 15,000 shares of Common Stock at an exercise price of $59.18 per share, which were immediately exercisable.

The Company also reimburses directors for travel expenses incurred in connection with attending Company Board, committee and stockholder meetings and for other Company business-related expenses. The Company does not provide retirement benefits or other perquisites to non-employee directors under any current program.

Other than as described herein, Valeant is not aware of any arrangements pursuant to which non-employee directors of the Company were to be compensated for services as directors during the Company’s last fiscal year.

Except as otherwise set forth herein, since January 1, 2010, none of the Nominees nor any of their “associates” (as defined in Rule 14a-1(a) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation from, or in respect of services rendered on behalf of, the Company, or is subject to any arrangement described in Item 402 of Regulation S-K (“Regulation S-K”) under the Securities Act of 1933, as amended.

Arrangements between Valeant and the Nominees

Pursuant to the Nomination Agreement with each of the Nominees, Valeant has agreed to pay each Nominee a fee of $50,000 for serving as a nominee and to reimburse each Nominee for his or her reasonable expenses incurred in the performance of his or her responsibilities as a nominee and to pay the reasonable legal fees and expenses of a single independent legal counsel selected collectively by and acting for the Nominees as nominees. Valeant has also agreed, subject to certain conditions set forth in the Nomination Agreement, to indemnify, defend and hold harmless each Nominee from and against any and all losses, claims, damages, liabilities, judgments, costs and expenses

(including reasonable fees and disbursements of counsel and costs of investigation) to which such Nominee may become subject or which such Nominee may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon his or her being a nominee for election to the Company Board. Pursuant to the Nomination Agreement, each Nominee also has agreed, if elected, to serve as a director and to act in the best interests of the Company and its stockholders and to exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board. Other than the Nomination Agreement, there is no arrangement or understanding between any Nominee and any other person or persons, including Valeant, pursuant to which any Nominee was selected as a nominee for election to the Company Board, although it is expected that the Nominees, if elected and subject to their fiduciary duties and if they constitute a majority of the Company Board, will remove the Company’s poison pill and approve the Proposed Offer under Section 203 of the DGCL. Furthermore, we believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct due diligence, which could result in a modest increase to any ultimate offer price, should the results of such exercise demonstrate greater value than is supported by the Company’s public filings. While we fully expect that such due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduce its value to us and/or if the due diligence reveals material undisclosed information that negatively impacts the Company. Although we plan, as discussed above, to propose entering into a merger agreement including a top-up option, we have received no commitment from the Nominees with respect to a merger agreement, and any decision would be subject to the exercise of their fiduciary duties. A form of Nomination Agreement is included in Annex C of this Consent Statement.

Additional Information Concerning the Nominees

The Nominees have furnished additional miscellaneous information required by the SEC rules and applicable law, which information is located in Annex A of this Consent Statement.

VALEANT IS ASKING YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

The Nominees are highly qualified, experienced and well-respected members of the business community. The only commitment that each of the Nominees has given to Valeant, and the only commitment that Valeant has sought from the Nominees, is that he or she will, if elected, serve as a director, act in the best interests of the Company and its stockholders and exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board. Support of the Proposals by holders of at least a majority of the then outstanding Common Stock will send a strong signal to the Nominees that the Company’s stockholders want them to remove the impediments to accepting the Proposed Offer should the newly elected directors deem it appropriate in the exercise of their fiduciary duties to do so. We do not believe the election of the Nominees to the Company Board will preclude their consideration of any competing bids or proposals for the acquisition of the Company.

VOTING SECURITIES

According to the Company’s public filings, the shares of Common Stock constitute the only class of outstanding voting securities of the Company, and as of April 8, 2011, there were 76,151,414 shares of Common Stock outstanding (excluding treasury shares). Each share of Common Stock is entitled to one vote, and only record holders of Common Stock are entitled to execute consents. The Company’s stockholders do not have cumulative voting rights.

PROCEDURAL INSTRUCTIONS

The Bylaw Restoration Proposal.  You may consent to the Bylaw Restoration Proposal by marking the box “CONSENT” on the enclosed GOLD consent card. You may also withhold your consent to the Bylaw Restoration Proposal by marking the proper box on the consent card. You may abstain from consenting to the Bylaw Restoration Proposal by marking the proper box on the consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the Bylaw Restoration Proposal, you will be deemed to consent to the Bylaw Restoration Proposal.

VALEANT URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

The Removal Proposal.  You may consent to the Removal Proposal by marking the box “CONSENT” on the enclosed GOLD consent card. You may also withhold your consent for the Removal Proposal by marking the proper box on the enclosed GOLD consent card. You may abstain from consenting to the Removal Proposal by marking the proper box on the consent card. You may withhold consent to the removal of any one or more members of the Company Board by marking the box “CONSENT” and writing such person’s name in the space provided on the GOLD consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the Removal Proposal, you will be deemed to consent to the Removal Proposal.

VALEANT URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

Election of Nominees.  You may consent to the election of all the Nominees by marking the “CONSENT” box on the enclosed GOLD consent card. You may also withhold your consent for the entire slate of Nominees by marking the proper box on the enclosed GOLD consent card. You may also withhold your consent from any one or more of the Nominees by marking the box “CONSENT” and writing the name of any Nominee you wish to withhold your consent from in the space provided on the GOLD consent card. You may abstain from the election of the Nominees by marking the proper box on the consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the election of Nominees, you will be deemed to consent to the election of all Nominees.

VALEANT URGES YOU TO CONSENT TO THE ELECTION PROPOSAL.

Although Valeant has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, then the remaining Nominees that are elected intend, upon becoming directors, to act to fill any vacancy resulting from such unable or unwilling Nominee not being elected.

In addition, depending upon the number of directors of the Company removed pursuant to the Removal Proposal and the number of Nominees elected pursuant to the Election Proposal, one or more vacancies may exist on the Company Board. If a vacancy exists, the Company Board would determine whether to reduce the size of the Company Board or appoint additional directors to fill that vacancy. That determination would require the approval of a majority of the directors.

Revocation of Written Consents.  An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is revoked or no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to Valeant, in care of Georgeson Inc., 199 Water Street — 26th Floor, New York, NY 10038, or to the principal executive offices of the Company. Although a revocation is effective if delivered to the Company, Valeant requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Valeant in care of Georgeson Inc., 199 Water Street — 26th Floor, New York, NY 10038, so that Valeant will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

YOUR CONSENT IS IMPORTANT.

Your CONSENT to the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal will send a strong signal to the Nominees that the Company’s stockholders want them to remove the impediments to accepting the Proposed Offer should the newly elected directors deem it appropriate in the exercise of their fiduciary duties to do so.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Company’s Restated Certificate of Incorporation, as amended, does not contain any such contrary provision.

On April 5, 2011, the Company announced that the Company Board had fixed April 8, 2011 (the “Record Date”) as the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation. On April 6, 2011, we provided written notice to the secretary of the Company acknowledging that Record Date.

For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Company’s Bylaws, within 60 days of the earliest dated written consent delivered to the Company. However, we have set May 12, 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until May 12, 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the adoption of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

APPRAISAL RIGHTS

The Company’s stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

OTHER INFORMATION

Participants in the Solicitation and Solicitation of Written Consents

Valeant is a Canadian corporation with its principal executive offices located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5. The telephone number of Valeant’s principal executive offices is (905) 286-3000. Valeant is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products. Valeant’s specialty pharmaceutical and over-the-counter (“OTC”) products are marketed under brand names and are sold in the United States, Canada, Australia and New Zealand, where Valeant focuses most of its efforts on products in the dermatology and neurology therapeutic classes. Valeant also has branded generic and OTC operations in Europe and Latin America which focus on pharmaceutical products that are bioequivalent to original products and are marketed under company brand names. More information about Valeant can be found at www.valeant.com.

ALL DOCUMENTS FILED BY VALEANT WITH THE SEC IN CONNECTION WITH THE SOLICITATION OF WRITTEN CONSENTS FROM CEPHALON STOCKHOLDERS ARE AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC

FILINGS,” OR, FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, SUITE 100, IRVINE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ THIS CONSENT STATEMENT AND ANY OTHER SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Except as otherwise disclosed in this Consent Statement, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which Valeant or any associate of Valeant had or will have any direct or indirect material interest.

Except as set forth in this Consent Statement, no associate of Valeant owns beneficially, either directly or indirectly, any securities of the Company.

Except as otherwise disclosed in this Consent Statement, Valeant does not have a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to this Consent Statement.

Except as set forth in this Consent Statement, Valeant: (i) does not own any class of securities of the Company of record that it does not own beneficially; (ii) does not own beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has not purchased or sold any securities of the Company within the past two years; and (iv) is not or was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

As of the date of this Consent Statement, Vax Holdings, Inc., a newly formed and wholly-owned subsidiary of Valeant, owns of record and beneficially 100 shares of Common Stock which were transferred to it by Valeant on March 25, 2011. Valeant beneficially owns an additional 1,034,808 shares of Common Stock and 203 unexpired option contracts each representing 100 shares of Common Stock. Annex B sets forth all transactions in securities of the Company by Valeant in the past two years.

Solicitation of consent by or on behalf of Valeant and other participants in this solicitation may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. Valeant may, from time to time, request that certain of its senior management employees assist with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding directors, officers and employees of Valeant who may assist in the solicitation is included in Annex B of this Consent Statement.

Valeant has retained Georgeson Inc. as information agent for the Proposed Offer and consent solicitation services for an initial retainer of $25,000. Under its engagement letter, Georgeson Inc. will also receive $75,000 for its services as information agent in the Proposed Offer and $150,000 for its services as consent solicitor. In addition, if Georgeson Inc. is requested to make calls to or receive calls from individual retail investors, Valeant will pay Georgeson Inc. $5.00 per such call. Valeant has agreed to pay, advance funds for or reimburse Georgeson Inc. for its reasonable expenses and fees and, subject to certain terms and conditions, to indemnify Georgeson Inc. against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by Georgeson Inc. or related services requested by Valeant. It is anticipated that approximately 15 people will be employed by Georgeson Inc. in connection with the solicitation of written consents for the Proposals.

Valeant may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Valeant’s request, all materials related to the consent solicitation to the beneficial owners of shares of Common Stock they hold of record.

Valeant will pay all costs of the solicitation of consent and will not seek reimbursement of those costs from the Company. Valeant estimates the total amount to be spent in furtherance of or in connection with the solicitation of security holders of the Company to be approximately $550,000. Valeant’s aggregate expenditures to date in furtherance of or in connection with the solicitation of security holders of the Company are less than $200,000.

Neither Valeant nor any associate of Valeant has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

According to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 25, 2011 in relation to the 2011 annual meeting, proposals intended to be presented at the 2012 annual meeting of stockholders must be received by the Company at its principal executive offices no later than November 24, 2011 for inclusion in the Company’s proxy statement and form of proxy relating to the 2012 annual meeting. Stockholders of record who do not submit proposals for inclusion in the proxy statement but who intend to submit a proposal at the 2012 annual meeting of stockholders, and stockholders of record who intend to submit nominations for directors at the meeting, must provide written notice. Such notice should be addressed to the Secretary of the Company and received at the Company’s principal executive offices not earlier than January 11, 2012 and not later than February 10, 2012, and must satisfy certain other requirements specified in the Company’s bylaws.

Security Ownership of Certain Beneficial Owners and Management of the Company

Information regarding security ownership of certain beneficial owners and management of the Company is included in Annex D of this Consent Statement.

ANNEX A

MISCELLANEOUS INFORMATION CONCERNING THE NOMINEES

The business address of each Nominee is as follows:

Santo J. Costa
2500 Wachovia Capital Center
P.O. Box 2611
Raleigh, North Carolina 27602

Abe M. Friedman
c/o Said Kordestani
Farella, Braun & Martel
235 Montgomery Street, 17th Floor
San Francisco, California 94104

Richard H. Koppes
7248 South Land Park Drive, #102
Sacramento, California 95831

Lawrence N. Kugelman
24 Venezia
Newport Coast, California 92657

Anders Lönner
Meda AB
Pipers Väg 2, 170 73
Solna, Stockholm, Sweden

John H. McArthur
Soldiers Field, Cumnock House
Boston, Massachusetts 02163

Thomas G. Plaskett
3911 Fox Glen Drive
Irving, Texas 75062

Blair H. Sheppard
Duke University
100 Fuqua Drive
Durham, North Carolina 27708

None of the Nominees holds a position or office with the Company, and none of the Nominees has ever served on the Company Board.

Except as set forth below, to Valeant’s knowledge, none of the Nominees: (i) owns any class of securities of the Company of record that he or she does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; or (iv) is or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as otherwise set forth in the Consent Statement, no associate of any Nominee owns beneficially, either directly or indirectly, any securities of the Company.

None of the Nominees or any associates of the Nominees has any arrangement or understanding with any person with respect to any future employment by the Company or its “affiliates” (as defined in Rule 12b-2

A-1

promulgated by the SEC under the Exchange Act), or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Except inasmuch as the Nomination Agreement provides that a Nominee agrees to stand for election to the Company Board if nominated by Valeant and to serve as a director if elected, and each Nominee has acknowledged that he or she will, if elected, act in the best interests of the Company and its stockholders and will exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board, other than as described herein, none of the Nominees has a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

Other than as described in the Consent Statement, there are no blood, marriage or adoption relationships (other than relationships more remote than first cousin) between any of the Nominees, or between any of the Nominees and any director or executive officer of the Company or, to the knowledge of Valeant as of the date of this Consent Statement, any nominee to become a director or executive officer of the Company.

There are no material proceedings to which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or any of their associates have a material interest adverse to the Company or any of its subsidiaries.

Other than as described herein, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any Nominee or any associate of any Nominee or any immediate family member of any Nominee or any such associate had or will have any direct or indirect material interest.

Other than as described herein, none of the Nominees has been involved in any legal proceedings during the past five years described in Item 401(f) of Regulation S-K that is required to be disclosed as material for purposes of an evaluation of the ability or integrity of the Nominee.

None of the Nominees has failed to file with the SEC on a timely basis any report on Form 3, Form 4 or Form 5 or any amendment thereto required to be filed by such Nominee under Section 16 of the Exchange Act with respect to the Company.

A-2

ANNEX B

PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF WRITTEN CONSENTS

Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Valeant who may assist in Valeant’s solicitation of written consents in connection with the Consent Statement, and the name, principal business and address of any corporation or other organization in which their employment is carried on. Information with respect to the Nominees is included in the section titled “THE NOMINEES” and Annex A of the Consent Statement. To the extent any of these individuals assists Valeant in its solicitation of written consents, these persons may be deemed “participants” under SEC rules.

Directors, Officers and Employees of Valeant

The name and principal occupation or employment of each director, officer and employee of Valeant who may be deemed a “participant” is set forth below. For each person, the principal business address is care of Valeant, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Valeant.

	Present Position with Valeant or	Address of Principal Employer
Name	Other Principal Occupation or Employment	(only if other than Valeant)

J. Michael Pearson	Chairman and Chief Executive Officer
Laurie W. Little	Vice President — Investor Relations

Interests of Participants and Other Potential Participants

As of the date of this Consent Statement, Vax Holdings, Inc., a newly formed and wholly-owned subsidiary of Valeant, owns of record and beneficially 100 shares of Common Stock which were transferred to it by Valeant on March 25, 2011. Valeant beneficially owns an additional 1,034,808 shares of Common Stock, which it acquired in the following ordinary brokerage transactions:

	Number of Shares	Average Purchase Price
Date of Purchase	Purchased	per Share

March 25, 2011	316,000 *	$57.90
March 28, 2011	376,433	$57.64
March 29, 2011	342,475	$58.41

*	Valeant transferred 100 of these shares purchased by it on March 25, 2011 to Vax Holdings, Inc.

As of the date of this Consent Statement, Valeant and its subsidiaries beneficially own 203 unexpired option contracts each representing 100 Shares. Valeant and its subsidiaries acquired these options in the following ordinary brokerage transactions:

	Number of Options	Purchase Price
Date of Purchase	Purchased	per Option	Strike Price

March 29, 2011	2	$1.45	$65.00
March 29, 2011	200	$0.65	$70.00
March 29, 2011	1	$1.40	$60.00

To Valeant’s knowledge, with respect to the individuals listed above under “Directors, Officers and Employees of Valeant” in this Annex B, no such person: (i) owns any class of securities of the Company of record that it does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; or (iv) is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements,

B-1

puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

Except as otherwise set forth in the Consent Statement, no associate of any individual listed above under “Directors, Officers and Employees of Valeant” in this Annex B owns beneficially, either directly or indirectly, any securities of the Company.

No individual listed above under “Directors, Officers and Employees of Valeant” in this Annex B nor any associate of any such individual has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

No individual listed above under “Directors, Officers and Employees of Valeant” in this Annex B has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

Except as otherwise set forth in the Consent Statement, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any individual listed above under “Directors, Officers and Employees of Valeant” in this Annex B or any associate of any such individual or any immediate family member of any such individual or any such associate had or will have any direct or indirect material interest.

B-2

ANNEX C

FORM OF NOMINATION AGREEMENT

Dear [Nominee]:

This letter agreement, dated [ • ], 2011 (this “Agreement”), is with reference to your agreement to become a nominee (a “Nominee”) of Valeant Pharmaceuticals International, Inc., a company incorporated under the laws of Canada (“Valeant”), for election as an independent director of Cephalon, Inc., a Delaware corporation (“Cephalon”). Valeant desires to solicit written consents of stockholders in lieu of a special meeting (the “Consent Solicitation”), among other things, to remove all members of the Board of Directors of Cephalon (the “Board”) and any other person or persons (other than the persons elected pursuant to the Consent Solicitation) elected or appointed to the Board to fill any vacancy or newly-created directorship, and to replace such removed directors with the Nominees proposed by Valeant for election as directors of Cephalon.

A. Responsibilities of Nominee.

(a) You agree (i) to be named as a Nominee in any and all solicitation materials prepared by Valeant in connection with the Consent Solicitation, (ii) to provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by Valeant (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder to be disclosed in a consent solicitation statement or other materials prepared by Valeant in connection with the Consent Solicitation (collectively, the “Consent Solicitation Statement”)), and not to omit information that may be material to an understanding of your background, experience, abilities and integrity, (iii) that your agreement to be a Nominee, and the information referred to in clause (ii) of this paragraph (a) may be disclosed by Valeant, in its Consent Solicitation materials or otherwise, and (iv) if elected, to serve as a director of Cephalon, and in that capacity to act in the best interests of Cephalon and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Board. You represent that the information supplied to Valeant in your completed questionnaire, in your response to any follow-up questions from Valeant and any related supplement provided by you (together, the “Questionnaire”) relating to your being a Nominee is true and complete and does not omit information that may be material to an understanding of your background, experience, abilities and integrity. You agree that you will promptly provide Valeant with (x) any updates to the information you have previously supplied to Valeant in order to satisfy your obligation under paragraph (a)(ii) of this Section A and your representations in the Questionnaire, and (y) such additional information as may reasonably be requested by Valeant in connection with your nomination for election to the Board.

(b) The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of Valeant, and that you are independent of, and not controlled by or acting at the direction of, Valeant and that, if elected, you will be acting as a director of Cephalon, on behalf of Cephalon and all of the stockholders of Cephalon and will in no way be controlled by or acting at the direction of Valeant. You shall have no authority to act as an agent of Valeant and you shall not represent the contrary to any person.

B. Responsibilities of Valeant.  Notwithstanding anything in this Agreement to the contrary, Valeant is not obligated to nominate you to the Board or to commence or complete the Consent Solicitation.

C. Compensation.  In consideration of your agreement to become a Nominee and to be named in the Consent Solicitation Statement, promptly following the date hereof, Valeant shall pay to you a one-time payment in the amount of fifty thousand US dollars ($50,000).

D. Expenses.  Valeant agrees that for the period starting from the date of this Agreement and ending at the earlier of (x) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Valeant that it will not commence the Consent Solicitation or has abandoned the Consent Solicitation or will not nominate you to the Board or that the requisite number of votes for your election to the Board has not been obtained, Valeant will (i) promptly reimburse you for all reasonable expenses (including first class air travel) incurred in the performance of your responsibilities as a Nominee, and (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel selected collectively by and acting on behalf of all Nominees proposed by Valeant for election as independent directors of Cephalon (the “Independent Counsel”).

E. Indemnification.

(a) As a material inducement to you to become a Nominee, Valeant hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon your being a Nominee, except to the extent such Loss arises or results from your willful misconduct or any untrue statement or omission made by you or made by Valeant in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in the Consent Solicitation Statement and other filings to be made publicly available in connection with the Consent Solicitation.

(b) In the event of the commencement or threatened commencement of any action in respect of which you may seek indemnification from Valeant hereunder, you will give prompt written notice thereof to Valeant; provided that the failure to so provide prompt notice shall not relieve Valeant of its indemnification obligations hereunder except to the extent that Valeant is materially prejudiced as a result thereof. Valeant shall timely pay all fees and disbursements of the Independent Counsel in respect of such action; however, you shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and Valeant mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. Valeant shall in no event be liable for any settlement by you of any such action effected without the prior written consent of Valeant, which consent shall not be unreasonably withheld.

(c) Valeant shall not settle, without your prior written consent (which you may withhold in your sole discretion), any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Valeant agrees to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(d) Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim as such expenses are incurred.

(e) Notwithstanding anything to the contrary, if Valeant has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to Valeant.

F. General.  Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to Valeant, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns; and (iv) may be executed in counterparts and delivered by facsimile signatures.

G. Most Favored Nation.  In the event that, in connection with the Consent Solicitation, Valeant enters into any nomination agreement with any other individual with respect to such individual being a Nominee proposed by Valeant for election as a director of Cephalon, and such nomination agreement contains any term that is more favorable to such individual than this Agreement is to you, this Agreement shall be deemed to be amended automatically to incorporate such more favorable term. Valeant agrees to notify you of any such amendment.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,
Valeant Pharmaceuticals International, Inc.

By
Name:
Title:

Accepted and agreed to:

By
Name:

ANNEX D

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF THE COMPANY

The information set forth in this Annex D is based solely upon the Company’s publicly available proxy statement on Schedule 14A filed with the SEC on March 25, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Common Stock as of February 28, 2011 (except as noted) by (i) the named executive officers and the Company’s directors, excluding Drs. Baldino and Homcy; (ii) each person or group that is known to Valeant to be the owners of more than five percent of the outstanding shares of the Common Stock; and (iii) all executive officers and directors as a group. As of February 28, 2011, there were 75,747,836 shares of Common Stock outstanding. Except as otherwise noted, the business address of each person shown below is 41 Moores Road, Frazer, PA 19355.

	Amount and Nature
	of Beneficial	Percentage
Name	Ownership(1)(2)	of Class(3)

J. Kevin Buchi	353,058	*
Wilco Groenhuysen	17,292	*
Alain Aragues	50,275	*
Gerald J. Pappert	70,193	*
Lesley Russell Cooper, MB.CH.B, MRCP	221,274	*
William P. Egan	126,661	*
Martyn D. Greenacre	105,200	*
Vaughn M. Kailian	70,000	*
Kevin E. Moley	61,000	*
Charles A. Sanders, M.D.	111,000	*
Gail R. Wilensky, Ph.D.	90,000	*
Dennis L. Winger	90,000	*
Wellington Management Company, LLP(4)	9,170,782	12.11%
75 State Street Boston, MA 02109
BlackRock, Inc.(5)	8,729,500	11.53%
55 East 52nd Street New York, NY 10055
T. Rowe Price Associates, Inc.(6)	5,556,081	7.34%
100 E. Pratt Street Baltimore, MD 21202
Vanguard Specialized Funds — Vanguard Healthcare Fund(7)	5,811,230	7.67%
100 Vanguard Blvd. Malvern, PA 19355
FMR LLC(8)	7,033,457	9.26%
82 Devonshire Street Boston, MA 02109
The Vanguard Group, Inc.(9)	4,320,968	5.71%
100 Vanguard Blvd. Malvern, PA 19355
All executive officers and directors as a group (16 persons)	2,116,732	2.73%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and means voting or investment power with respect to securities. Except as indicated below, the individuals or groups named in this table have sole voting and investment power with respect to all shares of common stock indicated above.

(2)	Includes shares that may be acquired upon the exercise of outstanding options that were exercisable within 60 days of February 28, 2011 as follows: Mr. Buchi 322,500 shares; Mr. Groenhuysen 15,425 shares; Mr. Aragues 47,900 shares; Mr. Pappert 62,500 shares; Dr. Russell Cooper 146,800 shares; Mr. Egan 105,000 shares; Mr. Greenacre 105,000 shares; Mr. Kailian 70,000 shares; Mr. Moley 60,000 shares; Dr. Sanders 110,000 shares; Dr. Wilensky 90,000 shares; Mr. Winger 90,000 shares; and all executive officers and directors as a group (16 persons) 1,950,475 shares.

(3)	Shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of February 28, 2011 and shares of Common Stock issuable upon the conversion of the Company’s convertible subordinated notes are deemed to be outstanding and beneficially owned by the person or group holding such option or notes, as the case may be, for purposes of computing such person’s percentage ownership as of February 28, 2011 but are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group as of February 28, 2011.

(4)	Information is as of December 31, 2010 and is based upon a Schedule 13G, as amended and filed by Wellington Management Company, LLP (“WMC”) with the SEC on February 14, 2011. WMC is an investment adviser with respect to 9,170,782 shares that are held of record by clients of WMC. Vanguard Specialized Fund — Vanguard Health Care Fund is a client of WMC holding more than five percent of the Company’s securities. WMC has shared voting power with respect to 2,902,802 shares and shared dispositive power with respect to 9,170,782 shares.

(5)	Information is as of January 31, 2011 and is based upon a Schedule 13G, as amended and filed by BlackRock, Inc. (“BlackRock”) with the SEC on February 10, 2011. BlackRock is a Delaware corporation and a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934. BlackRock has sole voting power and sole dispositive power with respect to 8,729,500 shares.

(6)	Information is as of December 31, 2010 and is based upon a Schedule 13G, as amended and filed with the SEC by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on February 10, 2011. These securities are owned by various individual and institutional investors, for which T. Rowe Price Associates, Inc. serves as investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price is deemed to be a beneficial owner of such securities; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price has sole voting power to vote 1,259,932 shares and sole dispositive power over 5,556,081 shares.

(7)	Information is as of December 31, 2010 and is based upon a Schedule 13G, as amended and filed with the SEC by Vanguard Specialized Funds — Vanguard Healthcare Fund (“Vanguard SF-VHF”), on February 10, 2011. Vanguard SF-VHF is an Investment Company registered under Section 8 of the Investment Company Act of 1940, and is the beneficial owner and has sole voting power with respect to 5,811,230 shares.

(8)	Information is as of December 31, 2010 and is based upon a Schedule 13G, as amended and filed by FMR LLC (“FMR”) and others with the SEC on February 14, 2011 that states the following:

• Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR and an investment adviser, is the beneficial owner of 6,553,799 shares of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies. The number of shares of Common Stock owned by the investment companies at December 31, 2010 included 24,625 shares of Common Stock resulting from the assumed conversion of $1,150,000 principal amount of the Company’s 2% convertible notes due June 1, 2015 (21.4133 shares of Common Stock for each $1,000 principal amount of debenture).

• Edward C. Johnson, 3d, Chairman of FMR, and FMR, through its control of Fidelity and its funds (the “Funds”) each has sole dispositive power of the 6,553,799 shares of the Common Stock outstanding of the Company owned by the Funds. Neither FMR nor Edward C. Johnson, 3d, has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds’ Boards of Trustees.

Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

• Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

• Strategic Advisers, Inc., a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR’s beneficial ownership includes 3,913 shares of the Common Stock outstanding of the Company, beneficially owned through Strategic Advisers, Inc.

• Pyramis Global Advisors, LLC (“PGA LLC”), an indirect wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 220,174 shares of the Common Stock outstanding of the Company, as a result of its serving as investment advisor to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of common stock of the Company owned by institutional account(s) at December 31, 2010 included 177,794 shares of the Common Stock outstanding of the Company resulting from the assumed conversion of $8,303,000 principal amount of the Company’s 2% convertible notes due June 1, 2015 (21.4133 shares of Common Stock for each $1,000 principal amount of debenture).

• Edward C. Johnson, 3d and FMR, through its control of PGA LLC, each has sole dispositive power over 220,174 shares and sole power to vote or to direct the voting of 220,174 shares of the Common Stock owned by the institutional accounts or funds advised by PGA LLC as reported above.

• Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 170,681 of the Common Stock outstanding of the Company, as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of common stock of the Company owned by institutional account(s) at December 31, 2010 included 20,129 shares of Common Stock resulting from the assumed conversion of $940,000 principal amount of the Company’s 2% convertible notes due June 01, 2015 (21.4133 shares of common stock for each $1,000 principal amount of debenture).

• Edward C. Johnson, 3d and FMR, through its control of PGATC, each has sole dispositive power over 170,681 shares and sole power to vote or to direct the voting of 170,681 shares of the Common Stock outstanding of the Company owned by the institutional accounts managed by PGATC as reported above.

• FIL Limited (“FIL”) and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 84,890 shares of the Common Stock outstanding of the Company.

Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 39% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

FMR LLC and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

FIL has sole dispositive power over 84,890 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 82,440 shares and no power to vote or direct the voting of 2,450 shares of Common Stock held by the International Funds as reported above.

(9)	Information is as of December 31, 2010 and is based upon a Schedule 13G, as amended and filed with the SEC by The Vanguard Group, Inc. (“Vanguard”) on February 10, 2011. Vanguard has sole voting power over 94,053 shares and sole dispositive power over 4,226,915 shares and, through its wholly-owned subsidiary, Vanguard Fiduciary Trust Company (“VFTC”), is the beneficial owner of 94,053 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. The aggregate amount of beneficially owned shares by Vanguard is 4,320,968 shares of the Common Stock outstanding of the Company.

Annex E
PRELIMINARY COPY
SUBJECT TO COMPLETION
DATED APRIL 18, 2011
PLEASE CONSENT TODAY!
SEE REVERSE SIDE
FOR THREE EASY WAYS TO CONSENT!
TO CONSENT BY MAIL, PLEASE DETACH CONSENT CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED

THIS WRITTEN CONSENT IS SOLICITED ON BEHALF OF VALEANT PHARMACEUTICALS
INTERNATIONAL, INC.
                    This written consent is solicited on behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”) and certain other participants, and not on behalf of the Board of Directors of Cephalon, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated below, the undersigned, a stockholder of record of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, as of April 8, 2011, the record date established for determining stockholders entitled to consent to the following actions (the “Proposals”), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock held by the undersigned, to the adoption of the below-described Proposals without a meeting of the stockholders of the Company.
                    This written consent revokes all prior written consents given by the undersigned with respect to the matters covered hereby.
Your consent is important. Please CONSENT immediately.
Please sign, date and return your written consent form in the enclosed postage-paid envelope.
[continued on the reverse side]

YOUR CONSENT IS IMPORTANT
PLEASE REVIEW THE CONSENT STATEMENT AND CONSENT TODAY IN ONE OF THREE WAYS:
1. Consent by Telephone – Please call toll-free in the U.S. or Canada at 1-877-456-7915 on a touch-tone telephone. If outside the U.S. or Canada, call 1-781-575-4687. Please follow the simple instructions. You will be required to provide the unique control number printed below.
OR
2. Consent by Internet – Please access http://proxy.georgeson.com/, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

CONTROL NUMBER:

You may consent by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet consent authorizes your consent in the same manner as if you had signed, dated and returned a consent card.
OR
3. Consent by Mail – If you do not wish to consent by telephone or over the Internet, please sign, date and return the consent card in the envelope provided, or mail to: Valeant, c/o Georgeson Inc. 199 Water Street – 26th Floor, New York, NY 10038.
TO CONSENT BY MAIL, PLEASE DETACH CONSENT CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED

GOLD
VALEANT RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1, 2 AND 3 BELOW.
          Proposal 1 (Bylaw Restoration Proposal): RESOLVED, that any changes to the amended and restated bylaws of Cephalon, Inc. filed with the Securities and Exchange Commission on March 16, 2011, be and are hereby repealed:
CONSENT     ☐       DOES NOT CONSENT    ☐       ABSTAIN   ☐
          Proposal 2 (Removal Proposal): RESOLVED, that each member of the board of directors of Cephalon, Inc. as of the time this resolution becomes effective, and each person, if any, theretofore nominated, appointed or elected by the board of directors of Cephalon, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of Cephalon, Inc. at any future time or upon any event, be and hereby is removed:
CONSENT     ☐       DOES NOT CONSENT    ☐       ABSTAIN   ☐
          INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS DESCRIBED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF ONE OR MORE OF SUCH PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH TO BE REMOVED IN THE SPACE BELOW:

               Proposal 3 (Election Proposal): To elect each of the following eight (8) individuals to serve as a director of Cephalon, Inc.: Santo J. Costa, Abe M. Friedman, Richard H. Koppes, Lawrence N. Kugelman, Anders Lönner, John H. McArthur, Thomas G. Plaskett and Blair H. Sheppard:
CONSENT     ☐       DOES NOT CONSENT    ☐       ABSTAIN   ☐
               INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 3, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF ONE OR MORE OF THE NOMINEES, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH NOMINEE YOU DO NOT WISH TO BE ELECTED IN THE SPACE BELOW:

               Neither Proposal 1 nor Proposal 2 is subject to, or is conditioned upon, the effectiveness of any other Proposal. Proposal 3 is conditioned upon the effectiveness of Proposal 2; the number of Nominees which can be elected will depend on the number of directors removed. We recommend that you remove all members of the Company Board.
               IN THE ABSENCE OF “DOES NOT CONSENT” OR “ABSTAIN” BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH PROPOSAL LISTED ABOVE.
               IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)
IMPORTANT NOTE TO STOCKHOLDERS:
Please sign exactly as name appears hereon. If the shares are held by joint tenants, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by an authorized person.